January 12, 2010
Ms. Linda Cvrkel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Via EDGAR
RE:	CHS Inc. Form 10-K for the fiscal year ended August 31, 2009 Filed November 10, 2009 File No. 000-50150
Dear Ms. Cvrkel:
We are in receipt of the comment letter dated January 4, 2010 from the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings. Enclosed please find the responses of CHS Inc. (the “Company”). For ease of review, the Company has set forth each of the numbered comments of your letter, followed by the Company’s responses.
Annual Report on Form 10-K for the fiscal year ended August 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 54
Interest Rate Risk, page 55
1.	Your current disclosures with regards to your exposure to interest rate risk do not appear to comply with the requirements of Item 305 of Regulation S-K. Given the significant amount of debt on your consolidated balance sheet, please revise future filings to comply with one of the disclosure alternatives prescribed in Item 305(a) of Regulation S-K.
Response:
We have reviewed the requirements of Item 305(a) of Regulation S-K and believe the addition below along with our existing disclosure will enhance our compliance with those requirements. The Company will add the following or substantially similar disclosure in an amendment to the Company’s Registration Statement on Form S-1 and other future filings relating to interest rate risk under the heading “Quantitative and Qualitative Disclosures about Market Risk”:
“The table below provides information about our outstanding debt and derivative financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents scheduled contractual principal payments and related weighted average interest rates for the fiscal years presented. For interest rate swaps, the table presents notional amounts for payments to be exchanged by expected contractual maturity dates for the fiscal years presented and interest rates noted in the table.

	Expected Maturity Date
	Dollars in thousands
								Fair
	2010	2011	2012	2013	2014	Thereafter	Total	Value

Liabilities

Variable rate miscellaneous short-term notes payable	$19,183						$19,183	$19,183
Average interest rate	2.8%						2.8%

Variable rate Cofina Financial short-term notes payable	$227,689						$227,689	$227,689
Average interest rate	1.7%						1.7%

Fixed rate long-term debt	$83,492	$112,389	$95,209	$181,127	$154,959	$444,777	$1,071,953	$1,058,837
Average interest rate	6.0%	5.9%	5.9%	6.0%	5.9%	5.9%	5.9%

Interest Rate Derivatives

Variable to fixed notes payable interest rate swap	$150,000						$150,000	$4,051
Average pay rate	3.00%
Average receive rate (a)	0.27%

Variable to fixed Cofina Financial notes payable interest rate swaps	$19,517	$18,884	$18,884	$10,124	$8,257	$13,485	$89,151	$860
Average pay rate (b)	range	range	range	range	range	range
Average receive rate (a)	0.27%	0.27%	0.27%	0.27%	0.27%	0.27%

(a)	1 month LIBOR at August 31, 2009

(b)	15 swaps expiring in fiscal 2010 through fiscal 2018 with a range of rates from 1.98% to 5.23%
Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-6
Note 4. Investments, page F-13
2.	We note the disclosure on page F-16 indicating that the company has various agreements with other owners of investee companies and a majority-owned subsidiary whereby CHS may buy and sell additional interests in those companies upon the occurrence of certain events, at fair values determinable as set forth in the specific agreements. Please tell us in further detail the nature and specific terms of these agreements that the company has with its investees and its majority-owned subsidiary. Also, please explain how the company accounts for these arrangements in its consolidated financial statements and tell us the relevant technical accounting literature that supports the treatment used. We may have further comment upon receipt of your response.
Response:
As noted in the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2009 on page F-16 of the Notes to the Consolidated Financial Statements, the Company has agreements with other owners of investee companies accounted for in accordance with ASC 323-30 and a consolidated majority-owned subsidiary (investee companies) pursuant to which, under certain defined circumstances, the Company may buy or sell interests in the investee companies. All of these agreements relate to rights where the underlying companies are non-public and, accordingly, the Company does not have the ability to net settle or meet the other criteria of ASC 815-10-15-83 requiring derivative accounting treatment. Additionally, the Company has not ascribed an accounting fair value to these agreements as they provide the ability to purchase the other owner’s(s’) interest(s) at fair value as determined at the time of execution by us or the other owners. The agreements through which these rights arise fall under three general categories. A description of each category along with a listing of the investee companies which fall under the category follows:

Category A: The Company has reciprocal agreements with the other owners of the investee company pursuant to which either party has a right of first refusal to purchase the interest of the other owner if an owner receives from a third party an offer to purchase some or all of its interest. These rights are not considered to have any significant accounting value as the right to purchase the other owner’s(s’) interest(s) is at the fair value at the time of execution and do not meet the definition of a derivative under ASC 815-10-15-83. The Company has this type of agreement with Ventura Foods, LLC, Multigrain AG, Horizon Milling, LLC, TEMCO, LLC and five other investee companies that have an aggregate investment carrying value of $7.3 million as of November 30, 2009, which the Company considers to be individually and cumulatively insignificant.
Category B: The Company has agreements with the other owners of the investee company which allow any owner to trigger an internal buy-sell process amongst the owners by making an offer to purchase the other owner’s interest upon the occurrence of certain events which may include: (i) deadlock in management of the investee company; (ii) the investee company incurs net losses in any fiscal year or over the life of the investee company which exceed certain specified levels; or (iii) for any reason after the passage of a specified period of time. These rights are not considered to have any significant accounting value as the right to purchase the other owner’s(s’) interest(s) is at fair value as determined amongst the owners at the time of execution and do not meet the definition of a derivative under ASC 815-10-15-83. The Company has this type of agreement with Ventura Foods, LLC and four other investee companies that have an aggregate investment carrying value of $11.0 million as of November 30, 2009, which the Company considers to be individually and cumulatively insignificant.
Category C: With respect to National Cooperative Refinery Association, a consolidated majority-owned subsidiary of the Company(“NCRA”), the Company may elect to purchase the interest of the minority owners at any time. Further, the minority owners may require the Company to purchase their interests if the Company makes certain defined operational changes in the investee company. The right and obligation are not considered to have any significant accounting value as the right/obligation to purchase the other owners’ interests are at fair value at the time of execution and do not meet the definition of a derivative under ASC 815-10-15-83.
Note 1. Summary of Significant Accounting Policies — Property, Plant and Equipment, page F-9
Note 6. Other Assets
3.	We note from the disclosure included in Notes 1 and 6 that the company capitalizes its major maintenance costs. Please revise your accounting policy disclosures to explain in further detail the nature of the costs which are capitalized and the period over which these costs are amortized to expense. Also, given the lack of comparability between your accounting and the accounting by others in your industry that expense major maintenance costs as incurred, we believe you should revise the notes to your financial statements in future filings to also include the following disclosures with respect to these types of costs:
•	State that the selection of the deferral method, as opposed to expensing the cost when incurred, results in deferring recognition of these major maintenance expenditures and results in your classification of the related cash outflows as investing activities in your statement of cash flows whereas others that expense these costs as incurred, classify the cash outflows as operating cash flows; and

•	Include a roll-forward of the major maintenance expenditures, including opening balance, cost deferred, amortization, any write-offs, and ending balance.

Response:
As background, the Company selected the option of deferral method of accounting for its major maintenance costs in accordance with ASC 908-360-25-2 for its petroleum refinery operations. This method was considered preferable to the expense as incurred option as the major maintenance activities benefit our member owners for the period between each major repair (turnaround). Accordingly, through the selection of the deferral method, the costs are matched to the benefits provided to the members who transact with us over the period for which the maintenance provides the benefits and does not overburden the members who transact with us during the specific year of the turnaround, as members may change and/or may purchase different volumes relative to other members during the year of a turnaround.
The Company will add the following or substantially similar disclosure in an amendment to the Company’s Registration Statement on Form S-1 and other future filings under Note 1 — Summary of Significant Accounting Policies — Goodwill and Other Intangible Assets of the Notes to the Consolidated Financial Statements:
“In the Company’s Energy segment, major maintenance activities (turnarounds) are accounted for under the deferral method. Turnarounds are the scheduled and required shutdowns of refinery processing units. The costs related to the significant overhaul and refurbishment activities include materials and direct labor costs. The costs of turnarounds are deferred when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs, which is generally 2-3 years. The amortization expenses related to turnaround costs are included in cost of goods sold in the Consolidated Statements of Operations. The cash outflows related to these costs are included in investing activities in the Consolidated Statements of Cash Flows.”
The Company will add the following or substantially similar disclosure in an amendment to the Company’s Registration Statement on Form S-1 and other future filings under Note 6 — Other Assets of the Notes to the Consolidated Financial Statements:
“Cash expenditures for major maintenance for the fiscal years ended August 31, 2009, 2008 and 2007 were $1.8 million, $21.7 million and $34.7 million, respectively. Amortization of capitalized major maintenance costs were $25.0 million, $29.1 million and $23.3 million during the fiscal years ended August 31, 2009, 2008 and 2007, respectively. There were no write-offs related to major maintenance during the years ended August 31, 2009 and 2008. Write-offs related to major maintenance were $2.2 million for the fiscal year ended August 31, 2007.”
Note 10. Benefit Plans
4.	We note from the reconciliation of the company’s benefit obligation for qualified pension benefits from the beginning of fiscal 2009 to the end of fiscal 2009, that an assumption change impacted the company’s benefit obligation by $38.8 million during fiscal 2009. Please tell us and explain in the notes to the company’s financial statements in future filings the nature of the assumption change that resulted in this increased benefit obligation for the company’s qualified pension benefit plans. Also, please explain the facts or circumstances that occurred during 2009 that necessitated this assumption change. We may have further comment upon receipt of your response.
Response:
The assumption change that impacted the Company’s benefit obligation by $38.8 million during fiscal 2009 relates entirely to a reduction in the discount rate for both CHS and NCRA qualified pension plans. The reduction in the discount rate was due to the reduction in the yield curves for investment grade corporate bonds that CHS and NCRA have historically used. The Company will describe the material assumption change in an

Amendment to the Company’s Registration Statement on Form S-1 and in other future filings through the addition of the following or substantially similar disclosure in Note 10 — Benefit Plans:
“The assumption change for the fiscal year ended August 31, 2009 relates to a reduction in the discount rate for both CHS and NCRA qualified pension plans. The reduction in the discount rate was due to the reduction in the yield curves for investment grade corporate bonds that CHS and NCRA have historically used.”
Registration Statement on Form S-1 (file No. 333-163608)
5.	Please address our comments on the company’s Annual Report on Form 10-K in an amendment to the company’s Form S-1 registration statement.
Response:
The Company will address the Staff’s comments to the Annual Report on Form 10-K for the fiscal year ended August 31, 2009 in an amendment to the Company’s Registration Statement on Form S-1.

* * * * * * *
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that this letter is fully responsive to your comments. Please do not hesitate to contact me by telephone at (651) 355-3778 or David Kastelic, our Senior Vice President and General Counsel, at (651) 355-3712 with any further questions.

Sincerely,
By:	/s/ John Schmitz
John Schmitz
Executive Vice President and Chief Financial Officer